FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, May 17, 2010. On Wednesday May 12, at a meeting with investors in São Paulo, Grupo Pão de Açúcar executives declared that the Company will keep its investment focus on the C income group, consumers who buy a few products for their daily needs and non-food hypermarket products.

The Company plans to open 100 new stores in 2010, comprising four Extra Hiper, four Extra Compacto, ten Extra Supermercado, 60 Extra Fácil, four Pão de Açúcar and 18 Assaí stores. “We will be focusing on the “atacarejo” (wholesale/retail) format (Assaí) and on convenience stores (Extra Fácil), which require low investments and offer healthy returns," declared Enéas Pestana, the Company’s CEO.

Annual investments are estimated at R$ 1.6 billion, including the remodeling of existing stores and the acquisition of sites, versus R$ 723 million in 2009. "The Group has never been as competitive as it is now," remarked Abilio Diniz, Chairman of Grupo Pão de Açúcar’s Board of Directors. Assaí, the Group’s wholesale/retail format, will expand into the Midwest and Northeast of Brazil, which jointly account for 30% of the country’s consumption.

Grupo Pão de Açúcar expects 2010 gross sales, including the Ponto Frio chain, of more than R$ 33 billion, 26% up on the R$ 26.2 billion recorded last year. Of this total, R$ 26 billion refers to Grupo Pão de Açúcar itself and the remaining R$ 7 billion to Ponto Frio. Enéas Pestana believes the Group “will maintain growth of between 10% and 12% in the food segment and between 17% and 18% in the non-food segment.”

Under the same-store-concept (stores operating for at least 12 months), the Company expects real sales growth (excluding inflation) of between 4% and 5% over 2009.

Grupo Pão de Açúcar should close the year with EBITDA (earnings before interest, taxes, depreciation and amortization) of more than R$ 1.8 billion. In 2009, cash flow totaled R$ 1.5 billion.

Daniela Sabbag
Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 17, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.